NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Common Shares") of Lithium Americas (Argentina) Corp. (the "Corporation") will be held virtually at https://meetnow.global/MDAUKRK at 10:00 a.m. (Pacific Time) on January 17, 2025:

At the Meeting, Shareholders will be asked to consider the following matters:

1. to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to the management information circular (the "Circular") for a statutory arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) providing for, among other items, the continuation of the Corporation pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the Swiss Code of Obligations (the "Continuation");

2. if the Arrangement is approved and as required by Swiss law, to pass the following ancillary resolutions (the "Ancillary Resolutions") to be implemented in connection with the Continuation, which shall be subject to receipt of the final order from the Supreme Court of British Columbia and the Arrangement having become effective and shall become effective as per the date of the filing of the application for the Continuation at the commercial register of the Canton of Zug:

(a) approval of the change of the Corporation name;

(b) approval of the corporate purpose of the Corporation;

(c) approval of the share capital of the Corporation;

(d) approval of the introduction of a capital band;

(e) approval of the introduction of conditional capital for equity incentive plans;

(f) approval of the introduction of conditional capital for financing purposes;

(g) approval of the new articles of association (general revision of the articles of association);

(h) approval of Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business;

(i) appointment of the statutory auditor;

(j) confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee; and

(k) appointment of the independent representative; and

3. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice of special meeting. The Board has approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting. Registered Shareholders have a right of dissent in respect of the proposed Arrangement and to be paid the fair value of their Common Shares. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule "F". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

Shareholders have the right to vote if they were a Shareholder of the Corporation at the close of business on December 3, 2024, the record date set by the Board for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

In order for the Corporation to proceed with the Continuation, the Arrangement Resolution and Ancillary Resolutions (b), (d), (e), (f), (g) and (h) must be approved by two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting and the remaining Ancillary Resolutions must be approved by a majority of the votes cast by Shareholders voting in person or by proxy at the Meeting. The Arrangement must also be approved by the Supreme Court of British Columbia and is subject to the approval of the Toronto Stock Exchange and New York Stock Exchange. The Continuation must be filed and registered with the Commercial Register of the Canton of Zug.

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com or in person at the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Shareholders who are unable to attend the virtual Meeting are encouraged to vote their proxy by mail, internet or telephone. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the virtual Meeting can be found in the section "Voting Information - How to Vote" in the Circular. To be valid, a Shareholder's proxy must be received by the Corporation's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on January 15, 2025 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Corporation by email at ir@lithium-argentina.com.

DATED at Vancouver, British Columbia this 4th day of December, 2024.

On behalf of the Board of Directors

(signed) "John Kanellitsas"

Executive Chair